Partners (admitted in Hong Kong)

Pierre-Luc Arsenault[3]

Christopher Braunack[6]

Henry M.C. Cheng[6]

Michel Debolt[3]

Justin M. Dolling[6]

David Patrick Eich[1,5,6]

Liu Gan[2]

Wing Lau[6]

Douglas S. Murning[6]

Nicholas A. Norris[6]

John A. Otoshi[3]

Jamii Quoc[8]

Jesse D. Sheley[1]

Steven Tran[6,7]

Dominic W.L. Tsun[3,6]

Li Chien Wong

Ashley Young (non-resident)[6]

David Yun[6,7]

Registered Foreign Lawyers

Benjamin W. James[4]

Benjamin Su3

Qiuning Sun[3]

Shichun Tang[3]

David Zhang[3]

26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile:: +852 3761 3301 www.kirkland.com	David T. Zhang To Call Writer Directly: +852 3761 3318 david.zhang@kirkland.com

June 10, 2014

VIA EDGAR

Mr. Nicholas P. Panos, Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:                             AutoNavi Holdings Ltd.
Schedule 13E-3
Filed on May 6, 2014, by AutoNavi Holdings Ltd., et al.
File No. 005-86004

Dear Mr. Panos:

On behalf of AutoNavi Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company,” or the “Issuer”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of June 5, 2014 with respect to the Schedule 13E-3, File No. 005-86004 (the “Schedule 13E-3”) filed on May 6, 2014 by the Company and the other filing persons named therein.  For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.  Please note that all references to page numbers in the responses are references to the page numbers in Amendment No.1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided to the Staff via email.

(1) Admitted in the State of Illinois (U.S.A.)

(2) Admitted in the Commonwealth of Massachusetts (U.S.A.)

(3) Admitted in the State of New York (U.S.A.)

(4) Admitted in the State of Texas (U.S.A.)

(5) Admitted in the State of Wisconsin (U.S.A.)

(6) Admitted in England and Wales

(7) Admitted in New South Wales (Australia)

(8) Admitted in Victoria (Australia)

Beijing   Chicago   Houston   London   Los Angeles   Munich   New York   Palo Alto   San Francisco   Shanghai   Washington, D.C.

We represent the independent committee of the board of directors of the Company (the “Independent Committee”). To the extent any response relates to information concerning Alibaba Investment Limited or Ali ET Investment Holding Limited, such response is included in this letter based on information provided to the Independent Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

Schedule 13E-3

1.              The “Transaction Valuation” as defined on the cover page does not appear to have been correctly calculated. In addition, the “Fee Rate Advisory” cited as having been used in computing the filing fee appears to have been superseded. Please revise or advise.

In response to the Staff’s comment, we have recalculated the Transactional Valuation.

We have calculated the Filing Fee based on the Security and Exchange Commission’s Fee Rate Advisory #1 for Fiscal Year 2014, dated August 30, 2013, which set the fee rate at $128.80 per million dollars.  We note that the SEC issued subsequent fee rate advisories on October 31, 2013, February 12, 2014 and February 28, 2014; however, none of these subsequent advisories appear to have changed the relevant fee rate.

2.              We noticed that the Summary Term Sheet has not been limited to a description of the most material terms and appears to include in the alternative a comprehensive transaction summary. In addition, the most material terms have not been presented in a bullet point format as required by Item 1001 of Regulation M-A. Please revise to emphasize the summary terms in the format prescribed, or advise.

In response to the Staff’s comment, we have revised the disclosure on pages 1 to 15 of the Revised Proxy Statement.

3.              We noticed the disclosure on page 57 that 270,863,733 shares were outstanding and entitled to vote as of March 31, 2014, the reference date used in the merger agreement. Advise us where the proxy statement has disclosed the exact title and number of outstanding shares of the subject class of securities as of the most practicable date, or revise to include such information as required by Item 1002(b) of Regulation M-A.

In response to the Staff’s comment, the Company has updated the Revised Proxy Statement throughout to disclose the exact title and number of outstanding shares of the subject class of securities as of May 31, 2014, which is the date that the Company deems most practicable.

Position of Alibaba as to Fairness of the Merger, page 7

4.              We noticed that the term “Alibaba Group” was defined on the cover page of the proxy statement. Notwithstanding this definition, it appears as though the term is being used interchangeably with “Alibaba” in a context that would otherwise require express identification of all members of the Alibaba Group to independently produce a fairness determination under Item 1014(a). Please revise to include a fairness determination made by each affiliate engaged in the transaction, or revise to indisputably indicate that references to Alibaba are intended to include all affiliates engaged in the transaction.

Parent and Merger Sub respectfully advise the Staff that “Alibaba” is defined as Parent and Merger Sub and “Alibaba Group” is defined as Alibaba Group Holding Limited, Parent and Merger Sub.  Please refer to page 2 of the Revised Proxy Statement.  In response to the Staff’s comment, the disclosure on page 2 of the Revised Proxy Statement has been further revised to indisputably indicate that Parent and Merger Sub comprise the affiliates engaged in the transaction.

Reasons for the Merger and Recommendation of the Independent Committee and the Company’s Board of Directors, page 34

5.              Item 1014(a) of Regulation M-A, by its terms, imposes an obligation upon the issuer to produce a fairness determination. At present, the Board of Directors (without participation by some members) has reached a fairness determination and produced disclosure in apparent response to Item 1014(a). Revise this disclosure to affirmatively state, if true, that the fairness determination is being made on behalf of the issuer.

In response to the Staff’s comment, we have revised the disclosure on pages 40 of the Revised Proxy Statement to affirmatively state that the fairness determination is being made on behalf of the Issuer.

6.              Clarify whether or not a going concern value was explicitly established and the extent to which such value was considered by the issuer in reaching its fairness determination. Refer to Item 1014(b) of Regulation M-A and Instruction 2 thereto.

In response to the Staff’s comment, we have revised the disclosure on pages 39 of the Revised Proxy Statement to clarify that the Issuer did not establish or consider a going concern value in reaching the fairness determination.

Certain Financial Projections, page 43

7.              We noticed the inclusion of cautionary language that reads in relevant part, “the Company undertakes no obligation to update…even in the event that any or all of the assumptions underlying the financial projections are shown to be in error or change except to the extent required by applicable federal securities law.” Please advise us, with a view toward revised disclosure, as to the circumstances that could arise where all of the assumptions are shown to be in error yet the Company would bear no obligation to update. To the extent that no such circumstances exist, please revise the disclosure to remove the implication that compliance with the federal securities law is the exception in such instances, especially in the context of the proposed transaction. Consequently, it appears that the Company does have an ongoing obligation to update and that the disclaimer appears to have been incorrectly cited as a matter of fact and law.

In response to the Staff’s comment, we have revised the disclosure on pages 45 of the Revised Proxy Statement to remove the implication that compliance with the federal securities law is the exception in the instances described in such comment.

Financial Information, page 100

8.              We noticed a loss has been reported under Net Income for 2013. Revise the proxy statement where appropriate to indicate, if true, the Alibaba Group will become the beneficiaries of the issuer’s future use of any operating loss carryforwards. Refer to Item 7 of Schedule 13E-3 and corresponding Instruction 2 to Item 1013 of Regulation M-A. Quantify this benefit to the extent practicable.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 57 of Revised Proxy Statement.

9.              Advise us, with a view toward revised disclosure, whether the financial information recently included within the Form 6-K filed as of May 27, 2014 will impact the disclosures in this section, and amend to any extent necessary. In addition, please confirm that disclosure has been provided in accordance with Item 13 of Schedule 13E-3 given that Instruction 1 to such item imposes an obligation on the issuer to provide summarized financial information in accordance with Item 1010(c) of Regulation M-A.

The Staff’s comment is duly noted. The Company notes that Item 1010(a)(2) of Regulation M-A requires disclosure of “unaudited balance sheets, comparative year-to-date income statements and related earnings per share data, statements of cash flows, and comprehensive income required to be included in the company’s most recent quarterly report filed under the Exchange Act” and Item 1010(c) requires “a fair and adequate summary of the information specified in paragraphs (a) and (b) of this Item 1010 (emphasis added) for the same periods specified.”

The Company respectfully advises the Staff that the Company, being a foreign private issuer, as defined under Rule 405 of the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended, is not required to file quarterly reports with the SEC like U.S. domestic issuers are required to file on Form 10-Q, and the Company voluntarily furnished the unaudited financial information for the first quarter of 2014 on Form 6-K on May 27, 2014. Therefore, the Company believes that disclosure under the “Financial Information” section, which contains audited financial information “for the two fiscal years required to be filed with the Company’s most recent annual report” in accordance with Item 1010(a)(1), has been provided in accordance with Item 13 of Schedule 13e-3 and Item 1010 of regulation M-A.

Notwithstanding the above, in response to the Staff’s comment, the Company has amended the disclosure under the “Financial Information” section to include a summary of the Company’s financial information for the first quarter of 2014 that was recently furnished on Form 6-K on May 27, 2014.

Exhibit 99.(C)-(2)

10.       The disclaimer states that materials were provided on a confidential basis and effectively may not be disclosed, summarized, reproduced, disseminated or quoted or otherwise referred to, in whole or part without Lazard’s express written consent. Please disclose, if true, that Lazard has consented to the use of its materials by filing persons for purposes of public disclosure in the Schedule 13E-3 and related proxy statement.

In response to the Staff’s comments, we have revised the disclosure on page 52 of the Revised Proxy Statement to indicate that Lazard had consented to the inclusion of its materials in the Schedule 13E-3 and the related proxy statement.

11.       The disclaimer indicates that Lazard is not responsible to anyone other than the independent committee. Please include disclosure in the proxy statement and/or revise the disclaimer to indicate affirmatively indicate that security holders may rely upon the disclosures provided in this exhibit and otherwise remove the implication that Lazard bears no responsibility to them, or advise.

In response to the Staff’s comments, we have revised the disclosure on page 52 of the Revised Proxy Statement to affirmatively indicate that security holders of the Company may consider Lazard’s materials in connection with their evaluation of the merger.

12.       The disclosure in the proxy statement regarding the Lazard materials does not state whether such materials will be available for inspection and copying at the principal executive office of AutoNavi or an affiliate during regular business hours. Please revise or advise. Refer to Item 1015(c) of Regulation M-A.

In response to the Staff’s comments, we have revised the disclosure on page 52 of the Revised Proxy Statement to indicate that Lazard’s materials will be available for inspection and copy by any Company shareholder at the Company’s principal executive office during regular business hours.

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Alibaba Investment Limited and Ali ET Investment Holding Limited.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3761-3318, Jesse Sheley at (852) 3761-3344 or Jason Frank at (852) 3761-3490.

Sincerely,

/s/ David T. Zhang
David T. Zhang
of Kirkland & Ellis

cc:	Ji Ma - AutoNavi Holdings Limited Kathryn King Sudol - Simpson Thacher & Bartlett Z. Julie Gao - Skadden, Arps, Slate, Meagher & Flom LLP Peter X. Huang - Skadden, Arps, Slate, Meagher & Flom LLP

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 5, 2014 with respect to the Schedule 13E-3, File No. 005-86004 (the “Schedule 13E-3”), filed on May 6, 2014 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•                  the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AutoNavi Holdings Limited

By:	/s/ Daqing Dave Qi
Name: Daqing Dave Qi
Title: Special Committee Chairman

Alibaba Investment Limited

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Director

Ali ET Investment Holding Limited

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Director